UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

MakeMusic, Inc.

(Name of Subject Company)

MakeMusic, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(including associated preferred stock purchase rights)

(Title of Class of Securities)

56086P202

(CUSIP Number of Class of Securities)

Karen L. VanDerBosch

Chief Financial Officer and Chief Operating Officer

MakeMusic, Inc.

7615 Golden Triangle Drive, Suite M

Eden Prairie, Minnesota 55344-3848

(952) 937-9611

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2013 (the “Initial Schedule 14D-9,” and together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), relating to the tender offer by LEAP Acquisition Corporation (“Purchaser”), a Minnesota corporation and a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), which is a sponsored entity of LaunchEquity Partners, LLC, an Arizona limited liability company (“Parent Sponsor”), to purchase all of MakeMusic’s outstanding Shares for $4.85 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated March 22, 2013, which was filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13e-3 (collectively, as may be amended from time to time, the “Schedule TO”) and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of a section entitled “Completion of the Offer,” which shall include the following information:

The Offer expired at 12:00 midnight, New York City time, on April 30, 2013. As of the expiration of the Offer, 3,027,792 Shares of MakeMusic were validly tendered and not withdrawn in the Offer (including 2,780 Shares tendered pursuant to notices of guaranteed delivery). All of such Shares have been accepted for payment in accordance with the terms of the Offer. As a result of the Offer, Purchaser now owns, together with its affiliates, approximately 89.4% of the outstanding Shares of MakeMusic.

As part of the successful completion of the Offer, Purchaser intends to exercise its right, granted under the Merger Agreement with MakeMusic pursuant to which the Offer was made, to purchase directly from MakeMusic an additional number of Shares sufficient to give Purchaser ownership of at least one Share more than 90% of MakeMusic’s Shares (on a fully diluted basis), when combined with the Shares held by Parent, Purchaser or its affiliates at the time of such exercise.

Such purchase of additional Shares will allow Purchaser to complete and close the Merger and acquisition of MakeMusic without shareholder approval. Upon completion of the Merger, Purchaser will be merged with and into MakeMusic. As a result of the Merger (a) each issued and outstanding share of Purchaser Common Stock will be converted into and will become one fully paid and nonassessable share of common stock, par value $0.01 per share of the Surviving Corporation, (b) all Shares owned by Parent, Purchaser or their respective Subsidiaries will be cancelled and cease to exist and (c) each issued and outstanding Share, other than Shares to be cancelled in accordance with (b) above and Dissenting Shares, will be converted into the right to receive the Offer Price, without interest. Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act.

On May 1, 2013, MakeMusic and Parent issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits:

Exhibit	Description

(a)(5)(L)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on May 1, 2013, incorporated by reference to Exhibit (a)(5)(ix) to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2013

MAKEMUSIC, INC.

By:	/s/ Karen L VanDerBosch
Name:	Karen L. VanDerBosch
Title:	Chief Operating Officer and Chief Financial Officer